United States securities and exchange commission logo





                              February 10, 2023

       John Morgan
       Chief Executive Officer
       Nitches Inc.
       1333 N Buffalo Dr.
       Suite 210
       Las Vegas, NV 89128

                                                        Re: Nitches Inc.
                                                            Amendment No. 1 to
Form 10-12G
                                                            Filed January 26,
2023
                                                            File No. 000-13851

       Dear John Morgan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10-12G

       Executive Compensation, page 21

   1. Please update your compensation disclosure to reflect the fiscal year ended August 31,
                                                        2022.
       Item 15. Financial Statements and Exhibits
       a) Financial Statements, page 26

   2. Please revise to update the financial statements and related disclosures included in your
                                                        Form 10 pursuant to
Article 8-08 of Regulation S-X.
 John Morgan
FirstName
Nitches Inc.LastNameJohn Morgan
Comapany10,
February    NameNitches
              2023      Inc.
February
Page 2 10, 2023 Page 2
FirstName LastName
General

3. We note your responses to comments 9 and 10. Please confirm that you have ceased all activities/initiatives involving NFTs other than in regards to OVS. Please also explain your ongoing role(s) relating to the POM project and the related POM NFTs, including any fees that you are entitled to in connection with resales.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Gilmore at 202-551-3777 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing